

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2011

Via E-mail

Mr. Sidney Xuande Huang
Chief Financial Officer
VanceInfo Technologies Inc.
3/F Building 8, Zhongguancun Software Park, Haidian District
Beijing 100193, People's Republic of China

> **Re: VanceInfo Technologies Inc.**
> **Form 20-F for the Fiscal Year ended December 31, 2010**
> **Filed May 11, 2011**
> **File No. 001-33857**

Dear Mr. Huang:

We have reviewed your letter dated November 14, 2011, in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 26, 2011.

Note 17. Income Taxes, page F-39

1.   We have reviewed your response to prior comment 4. While we understand your explanation, we continue to believe that your disclosures should explain why your income tax expenses associated with other countries is significantly less than your income tax expense in the PRC. Consider including some of the explanation provided in your response to better describe your disclosures.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief